Exhibit 99.4

POWER OF ATTORNEY

AGM PROQR THERAPEUTICS N.V.

MAY 16, 2018

Note: If you hold your shares through a bank, a financial institution, or other financial intermediary, you are considered a “beneficial owner” and you should follow the instructions and use the voting instrument provided by the bank or intermediary, financial institution, account holder or other financial intermediary that holds your shares. Please do not use this form in case you are a beneficial owner.

Company:                                                                        (full name)
a legal entity organized and existing under the laws of:                           (country)
 with its corporate seat in:                                                         (city)
 having its offices in:                                                                (address)

OR

Natural Person:                                                                  (full name)
 having his or her address at                                                       (address)
in:                                                                                 (city, country)

(the “Grantor”) herewith grants a power of attorney to (please check the box that is applicable — if no box is checked the power of attorney will be deemed to have been granted to Rene Beukema):

•                                                 (possibility to include name of authorized person)

•        Rene Beukema, general counsel of ProQR (as defined below),

to represent the Grantor, as shareholder of ProQR Therapeutics N.V., a limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands (“ProQR”), with its corporate seat in Leiden, The Netherlands, with address Zernikedreef 9, 2333CK Leiden, The Netherlands, at the Annual General Meeting of Shareholders of ProQR to be held at the offices of Allen & Overy at Apollolaan 15, 1077 AB Amsterdam, the Netherlands, on May 16, 2018 at 17:00 hrs. (CET) (the “General Meeting”), and (i) to exercise in the name of the Grantor at the General Meeting any and all meeting and voting rights attached to the shares in the capital of ProQR which were held by the Grantor at the record date for the AGM, April 18, 2018 and (ii) to vote on all shares held at the record date in favor of the proposals as stated in the agenda for the General Meeting unless stated otherwise below:

Agenda item 4                                       Adoption of the annual accounts, including the appropriation of net result, for the financial year 2017

# Shares	For	# Shares	Against	# Shares	Abstain
	•		•		•

Agenda item 5                                       Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2017

# Shares	For	# Shares	Against	# Shares	Abstain
	•		•		•

Agenda item 6                                       Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2017

# Shares	For	# Shares	Against	# Shares	Abstain
	•		•		•

Agenda item 7                                       Reappointment of Supervisory Board member Alison Lawton

# Shares	For	# Shares	Against	# Shares	Abstain
	•		•		•

Agenda item 8i                                   Reappointment of Management Board member Daniel de Boer

# Shares	For	# Shares	Against	# Shares	Abstain
	•		•		•

Agenda item 8ii                               Reappointment of Management Board member Rene Beukema

# Shares	For	# Shares	Against	# Shares	Abstain
	•		•		•

Agenda item 9                                       Appointment Deloitte Accountants B.V. as the Company’s external auditor for the financial year 2019

# Shares	For	# Shares	Against	# Shares	Abstain
	•		•		•

Agenda item 10                                Delegation to the Management Board of the authority (i) to issue ordinary shares and/or to grant rights to subscribe for such shares and (ii) to limit and exclude pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares

# Shares	For	# Shares	Against	# Shares	Abstain
	•		•		•

Agenda item 11                                Authorization of the Management Board to acquire ordinary shares in the capital of the Company

# Shares	For	# Shares	Against	# Shares	Abstain
	•		•		•

The person granted a power of attorney above is hereinafter referred to as the “Attorney”.

The Attorney, if authorized pursuant to this power of attorney, may grant a power of attorney to another person employed by ProQR to perform, directly or indirectly, acts in Grantor’s name within the limits of this power of attorney. The other person shall (also) be an Attorney for the purposes of this power of attorney.

The Grantor undertakes to ratify or confirm anything which the Attorney shall do or lawfully purport to do by virtue of this instrument, and shall indemnify the Attorney and keep the Attorney indemnified against and shall reimburse the Attorney for any costs, losses, suits, claims, demands, obligations, liabilities and damages which he may suffer or incur arising out of the exercise of his powers pursuant to this instrument.

Finally, the undersigned hereby represents and warrants having full power and authority to execute this instrument on behalf of the Grantor, and that pursuant to this instrument the Attorney can validly represent the Grantor.

This power of attorney shall be governed by the laws of the Netherlands.

Signed in	on , 2018.

Please email a copy to:

ProQR Therapeutics N.V.

Attn. Legal dept.

email: legal@proqr.com

Please mail the original power of attorney to:

ProQR Therapeutics N.V.

Attn. Legal dept.

Zernikedreef 9

2333 CK Leiden

The Netherlands